Exhibit 99.1

ENTRÉE GOLD REPORTS HIGH COPPER RECOVERIES FROM ITS
BLUE HILL OXIDE TARGET, ANN MASON, NEVADA

Vancouver, B.C., July 26, 2012 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") reports that metallurgical recoveries ranging from 82.7% to 87.0% have been returned from column leach tests of four crushed drill core composites from the Blue Hill oxide target, located 2 kilometres northwest of the Ann Mason deposit.  The four composites are a combination of oxide and mixed oxide-sulphide mineralization types.  The recoveries averaged 84.8% copper (“Cu”) after a 91 day leach cycle. Compared to other southwestern US copper crushed leaching operations, these results are very favourable.

Greg Crowe, President and CEO of Entrée commented, “These first copper leach results are extremely encouraging and provide a preliminary indication of the amount of copper that could be extracted from the oxide mineralization at Blue Hill.  These studies complement the sulphide flotation testwork completed to evaluate Ann Mason’s copper sulphide mineralization, which yielded recoveries over 93%, and produced a high quality copper concentrate with no deleterious elements.”

Discussion of Results

Metcon Research of Tucson, Arizona undertook the column leach testing of four composite samples comprised of split drill core from the Blue Hill target.  Three are from oxide-style mineralization, with calculated head grades ranging between 0.13% Cu to 0.25% Cu.  The fourth is from mixed oxide-sulphide mineralization grading 0.17% Cu.  The samples were crushed by Metcon to 80% passing ¾ inch.  From this, 40 kilograms each were loaded into separate 10-foot by four-inch diameter columns.  After a typical agglomeration and a five-day curing process, the columns were initiated on March 13, 2012 using a flow rate of 7.33 litres/hour/m2 and a sulphuric acid concentration of 7 grams/litre.

Table 1. Summary of Blue Hill Column Leach Tests

Test No.	Description	Acid Cure Dosage (kg/ton)	Leach Day	Calculated Head Assay Grades (%)		Extraction (%)		Gangue Sulfuric Acid Consumption
				Cu	Fe	Cu	Fe	(kg/tonne)	(kg/kg Cu)
CL-01	Oxide – Mid Grade	7.63	91	0.20	0.84	87.01	20.65	20.51	11.88
CL-03	Oxide – High Grade	9.47	91	0.25	1.00	84.73	17.50	17.41	8.37
CL-04	Oxide – Low Grade	6.29	91	0.13	0.81	84.65	19.29	17.23	15.49
CL-02	Mixed Composite	7.65	91	0.17	1.04	82.69	13.36	17.02	12.07

After a 91 day leach cycle, the columns yielded the above results.  The four composites returned excellent recoveries, ranging from approximately 83% in the mixed composite to 87% in the mid-grade composite.  The average recovery of the four composites is 84.8%.  All composites showed very fast recovery rates with the four columns returning indicated cumulative copper extractions averaging 70% after 15 days of leach cycle.

Preparation of a resource estimate for Blue Hill is underway.  The results, along with the new metallurgical testwork, will be incorporated into the Ann Mason Project Preliminary Economic Assessment, expected to be completed in the second half of 2012.

QUALIFIED PERSON

Robert Cinits, P.Geo., Director, Technical Services with Entrée Gold Inc. and a Qualified Person as defined by NI 43-101 approved this news release.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company focused on the worldwide discovery and development of copper and gold prospects.  The Company has significant interests in three key copper porphyry deposits: the Hugo North Extension and the Heruga deposits in Mongolia, and the Ann Mason deposit, located near Yerington, Nevada.

Rio Tinto and Ivanhoe Mines are major shareholders of Entrée, holding approximately 13% and 11% of issued and outstanding shares, respectively. Rio Tinto, through its majority ownership of Ivanhoe Mines, beneficially owns 23.6% of Entrée’s issued and outstanding shares.

FURTHER INFORMATION

Mona Forster
Executive Vice President
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mforster@entreegold.com

This News Release contains forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, with respect to plans to prepare a resource estimate for Blue Hill and a Preliminary Economic Assessment on the Ann Mason Project, development plans for Ann Mason, anticipated business activities and corporate strategies.  In  certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”,  or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  While Entrée has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  Such factors and assumptions include, amongst others, that the size, grade and continuity of mineralization have been interpreted correctly from exploration results, that the results of preliminary test work are indicative of what the results of future test work will be, that the prices of copper, gold and molybdenum and foreign exchange rates will remain relatively stable, the effects of general economic conditions, and misjudgements in the course of preparing forward-looking statements.  In addition, there are also known and unknown risk factors which may cause the actual results, performances or achievements of Entrée to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others, recent global financial conditions; actual results of current exploration activities; conclusions of economic evaluations; changes in project parametres as plans continue to be refined; future prices of copper, gold and molybdenum; accidents, labour disputes and other risks of the mining industry; delays in obtaining government approvals or financing, as well as those factors described in the Company’s Annual Information Form for the financial year ended December 31, 2011, dated March 29, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.  The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.